Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation:

We consent to the incorporation by reference in the registration statements No. 333-202428 on Form S-3; No. 333-107661, No. 333-143393, No. 333-170047, No. 333-178051, No. 333-181419, and No. 333-188294 on Form S-8; and No. 333-185715 on Form S-4 of Markel Corporation of our reports dated February 26, 2016 with respect to the consolidated balance sheets of Markel Corporation and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Markel Corporation.

/s/ KPMG LLP

Richmond, Virginia
February 26, 2016